Troutman Pepper Locke LLP Bank of America Plaza, 600 Peachtree Street NE, Suite 3000 aTLANTA, ga 30308

troutman.com

Paul Davis Fancher
paul.fancher@troutman.com

March 10, 2025

FOIA CONFIDENTIAL TREATMENT REQUESTED

This letter omits confidential information included in the unredacted version of this letter that was delivered to the Staff.

Redacted information is reflected with an “[*****].”

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: William Schroeder and Michael Volley

Re:	Atlanticus Holdings Corporation Form 10-K for Fiscal Year Ended December 31, 2023 Form 10-Q for the Quarter Ended September 30, 2024 Response Dated February 25, 2025 File No. 001-40485

Dear Mr. Schroeder and Mr. Volley:

This letter is being submitted in response to the comments provided by the Staff of the Division of Corporation Finance of the United States Securities and Exchange Commission (the “SEC”) set forth in your letter dated March 5, 2025 (the “Comment Letter”) to William R. McCamey, Chief Financial Officer of Atlanticus Holdings Corporation (the “Company”), with respect to the Form 10-K for the fiscal year ended December 31, 2023 (the “Form 10-K”) and Form 10-Q for the Quarter Ended September 30, 2024 (the “Form 10-Q”).

We are authorized by the Company to provide the responses contained in this letter on its behalf. The terms “we,” “us,” and “our” in the responses refer to the Company. For your convenience, we set forth each comment from the Comment Letter in bold typeface and include the Company’s response below it. The numbered paragraphs in this letter correspond to the numbered paragraphs of the Comment Letter.

Because of the commercially sensitive nature of certain information contained herein, this submission is accompanied by a request for confidential treatment for a portion of this letter. We have filed a separate letter with the Office of Freedom of Information and Privacy Act Operations (the “FOIA Office”) in connection with the confidential treatment request, pursuant to Rule 83 of the SEC’s Rules on Information and Requests [17 C.F.R. § 200.83] (“Rule 83”). For the Staff’s reference, we have enclosed a copy of our letter to the FOIA Office (the “Request”) with this copy of the correspondence marked to show the portions redacted from the version filed via EDGAR and for which the Company is requesting confidential treatment.

In accordance with Rule 83, the Company requests confidential treatment of (a) the marked portions (the “Confidential Information”) of this response letter (this “Letter”) and (b) the accompanying Request (collectively, the “Confidential Material”). Please promptly inform the undersigned of any request for disclosure of the Confidential Material made pursuant to the Freedom of Information and Privacy Act or otherwise so that the undersigned may substantiate the Request for confidential treatment in accordance with Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 001

United States Securities and Exchange Commission March 10, 2025 Page 2

In accordance with Rule 83, this Letter also has been clearly marked with the legend “Confidential Treatment Requested by Atlanticus Holdings Corporation” and each page is marked for the record with the identifying numbers and code “AHC – 001” through “AHC – 009.”

Form 10-K for Fiscal Year Ended December 31, 2023

Changes in Fair Value, page 25

1.

We note your proposed disclosure included in your response to prior comment 1. Please provide us additional information including an illustrative example explaining how “increases in total operating revenue contributed to increased fair value losses period over period.”

Company Response:

Finance and fees are an input within our valuation of Loans receivable at fair value. As a result, the timing of cash flows associated with the ultimate payment (or non-payment) of these fees typically results in them being marked to a value greater than or less than the fee recognized. This results from historical models that suggest some portion of finance and fees will be paid in full each month, some may never be collected and some will be paid over time (and result in additional fees or finance charges). For example, a fee of $20 billed in month 1 may be paid the following month, it may charge off with no payments, or it may get paid over several months in which case it would incur additional finance charges. These three scenarios will result in a fair value adjustment that is equal to, below, or above the fee recognized (as a payment over time would incur additional finance charges and fees), respectively. Our models determine expected payment behavior based on the historical performance of similar consumers and then assess the fair value of fee billings based on the expected cash flows. These fair values are not assessed at the consumer level but are instead applied at the individual pool level. As a result, an increase in fee revenues produces a higher fair value offset against that revenue absent other changes that may impact fair value rates. Examples of the above scenarios follow:

Discount rate	10%		Example 1	Example 2	Example 3
Fees in period 1 (recognized in Total operating revenue)			$20.00	$20.00	$20.00
Payment month		1	$(20.00)	$-	$(2.25)
		2	$-	$-	$(2.25)
		3	$-	$-	$(2.25)
		4	$-	$-	$(2.25)
		5	$-	$-	$(2.25)
		6	$-	$-	$(2.25)
		7	$-	$-	$(2.25)
		8	$-	$-	$(2.25)
		9	$-	$-	$(2.25)
		10	$-	$-	$(2.25)
			NPV	NPV	NPV
			$20.00	$0.00	$21.68
Statement of income
Total operating revenue			$20.00	$20.00	$20.00
Changes in fair value of loans			$-	$(20.00)	$1.68
Net Margin			$20.00	$-	$21.68

As indicated above, the fair value mark can be positive or negative, however our Fair value to Total managed receivables (Total managed receivables equals our aggregate unpaid gross balance of loans at fair value) ratio as of September 30, 2024 was less than 100%, producing a reduction to those operating revenues. In the three and nine months ended September 30, 2024, we generated Total operating revenue of $351.0 million and $956.8 million, respectively. For the same periods in 2023, we generated Total operating revenue of $294.9 million and $846.6 million, respectively. If we applied the same Fair value to Total managed receivables ratio to both periods (thus isolating the fair value impact related to the increase in revenues), the negative fair value assessment against these revenues would increase.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 002

United States Securities and Exchange Commission March 10, 2025 Page 3

Offsetting this negative fair value assessment is an increase in the Fair value to Total managed receivables ratio, which increased at September 30, 2024 when compared to September 30, 2023. This increase was due to the underlying performance of the receivables in the form of improved delinquencies and improved net returns. Additionally, the extension in assumed implementation dates of the CFPB late fee rule allows more time for our product, policy and pricing changes to take effect, further offsetting the negative impact of the rule’s implementation and increasing the overall value of the receivables. The Fair value to Total managed receivables ratio increased from 90.2% as of December 31, 2023 to 94.6% as of September 30, 2024 (as disclosed in the Form 10-Q). Applying this positive change in the fair value ratio of 4.4% (94.6%-90.2%) to our outstanding receivable base as of September 30, 2024 resulted in a positive fair value assessment of $117.6 million for the nine months ended September 30, 2024.

In future filings, we will revise our disclosure to include the following within our discussion of Management’s Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans.

Changes in fair value of loans. We experienced losses in our total Changes in fair value of loans of $203.7 million and $549.2 million for the three and nine months ended September 30, 2024, respectively. This compares to losses of $177.9 million and $505.5 million for the three and nine months ended September 30, 2023, respectively. Changes in fair value of loans includes 1) current period principal and finance chargeoffs of fair value receivables, 2) the impact of assessing all finance and fee income billed during the period to fair value, 3) losses on acquisitions of our private label receivables and 4) the impact of changes in the assumptions underlying receivables at the end of the measurement period. The increase in losses for both the three and nine month periods were largely due to increases in principal and finance chargeoffs (net of recoveries), which totaled $201.4 million and $650.2 million for the three and nine months ended September 30, 2024, respectively, compared to $173.5 million and $545.4 million for the three and nine months ended September 30, 2023, respectively. These chargeoffs increased period over period primarily due to overall increases in our acquisition of receivables and not due to specific changes in the underlying performance of the receivables. Offsetting this increase in chargeoffs, was an increase in the Changes in fair value of loans at fair value, included in earnings, which increased to $101.0 million for the nine months ended September 30, 2024 compared to $39.9 million for the nine months ended September 30, 2023 primarily resulting from improvements in the fair value assessment for receivables. Results impacting the $101.0 million of Changes in fair value of loans at fair value, included in earnings for the nine months ended September 30, 2024 are as follows: 1) net gains of $106.0 million associated with fair value assessments on increases in finance and fee billings (net of subsequent payments) in excess of the billed amounts, 2) net losses of $122.6 million on the acquisition of receivables, primarily related to private label credit receivables which have below market pricing and 3) improvements in the underlying performance of our fair value receivables in the form of improved delinquencies and improved net returns as well as the extension in assumed implementation dates of recent CFPB rules limiting late fees charged to consumers. This extension allows more time for our product, policy and pricing changes to take effect, further offsetting the negative impact of the rule’s implementation and increasing the overall value of the receivables. These improvements in underlying performance and assumptions resulted in an increase in the fair value of consumer receivables of approximately $117.6 million.

For the three months ended September 30, 2024, Changes in fair value of loans at fair value, included in earnings reduced to a loss of $2.3 million from a loss of $4.3 million for the three months ended September 30, 2023. Results impacting the $2.3 million loss in Changes in fair value of loans at fair value, included in earnings for the three months ended September 30, 2024 are as follows: 1) net gains of $52.4 million associated with fair value assessments on increases in finance and fee billings (net of subsequent payments) in excess of the billed amounts, 2) net losses of $63.5 million on the acquisition of receivables, primarily related to private label credit receivables which have below market pricing and 3) improvements in the underlying performance of our fair value receivables in the form of improved delinquencies and improved net returns as well as the extension in assumed implementation dates recent CFPB rules limiting late fees charged to consumers. This extension allows more time for our product, policy and pricing changes to take effect, further offsetting the negative impact of the rule’s implementation and increasing the overall value of the receivables. These improvements in underlying performance and assumptions resulted in an increase in the fair value of consumer receivables of approximately $8.8 million.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 003

United States Securities and Exchange Commission March 10, 2025 Page 4

2.

We note your response to prior comment 2 and your proposed disclosure included in your response to prior comment 1. Please revise your proposed MD&A disclosure in future filings to quantify the amount of “Changes in fair value of loans at fair value, included in earnings” recognized in each period presented. We also note you recognized total gains of $101 million in the nine months ended September 30, 2024. It appears that this $101 million gain included losses of $112 million related to merchant fees recognized in 2024 and some offsetting larger gains. Please revise your proposed MD&A disclosure in future filings to quantify and discuss the underlying causes of each material loss or gain item impacting fair value on a gross basis recognized within “Changes in fair value of loans at fair value, included in earnings.” Please include a draft of your proposed revised disclosure in your response using September 30, 2024 information.

Company Response:

In many cases where we have a loss on acquisition of a private label receivable, we have a merchant fee to offset that loss and provide an adequate return on the investment. The merchant fee is not a 1:1 offset for recognized losses on acquisition and in many cases will more than offset the loss on acquisition. In future filings, we will modify our disclosure within Management's Discussion and Analysis of Financial Condition and Results of Operations - Changes in fair value of loans, to include the proposed disclosure provided in our response to Comment 1 above.

Critical Accounting Estimates - Measurements for Loans at Fair Value, page 37

3.

We note your response to prior comment 5 regarding the inclusion of expected subsequent purchases (and future merchant fees) in your fair value measurement for receivables. In your response, you refer to the guidance in ASC 820-10-35-10E and 35-11A as support for the inclusion of expected subsequent purchases in the fair measurement for your receivables. However, this guidance is not applicable for the measurement of financial assets. As discussed in paragraphs BC46 and BC47 of ASU 2011-04, the FASB Board does not believe the concepts of highest and best use and valuation premise are relevant when measuring the fair value of financial assets, at least in part due to the fact that financial assets do not have alternative uses because a financial asset has specific contractual terms and can have a different use only if the characteristics of the financial asset (that is, the contractual terms) are changed. Furthermore, a change in characteristics causes that particular asset to become a different asset, and the objective of a fair value measurement is to measure the asset that exists at the measurement date. Furthermore, you also state in your response that you do not believe you have a contractual right (i.e., firm commitment) related to subsequent purchases that would be eligible for fair value measurement under ASC 825. For these reasons, we do not believe the inclusion of expected subsequent purchases (and future merchant fees) in your fair value measurement is consistent with the guidance in ASC 820 and ASC 825. Please advise or revise your methodology to comply with the guidance in ASC 820.

Company Response:

Based on the above Staff comments, we have revised our fair value methodology to remove subsequent purchases (and all merchant fees associated with these subsequent purchases). Below, we discuss the revised methodology for the General Purpose Credit Card Receivables fair value model and the Private Label Credit fair value model, along with the impact of these revisions on cash flows included in the analysis. Our fair value models are dynamic and based on inputs that are derived from historical performance. These inputs are typically expressed as a percentage of outstanding receivables. As such, these rates are applied to the prior period ending balance of consumer receivables for each period in the fair value model to derive period impacts of payments, chargeoffs, yield, etc. The below discussions are based on our calculation of the fair value of receivables as of December 31, 2024; the same analysis applies to September 30, 2024 and is included in the discussion below.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 004

United States Securities and Exchange Commission March 10, 2025 Page 5

General Purpose Credit Card Receivable fair value model

In order to remove the impact of cash flows associated with subsequent purchases in our fair value model we changed the expected purchase rate utilized in the model to indicate that no subsequent purchases would occur. Further, we slightly increased the charge off rate used in the model to reflect some expected increase in chargeoffs, as the most recent vintages of acquired receivables (those acquired within six months prior to the end of the measurement period) would go through their peak charge off period without the offsetting benefit of newly-acquired subsequent purchases. As discussed above, our models are dynamic. A change to one model input rate (in this case purchase rates and expected chargeoff rates) has multiple impacts on the expected cash flows generated by the model. By changing the purchase rate (to 0%) in our model, a consumer’s outstanding balance would no longer include subsequent purchase amounts and in turn would pay down similar to an installment loan. Both this accelerated paydown, and the impact of the increased charge off rate, negatively impact cash flows used in our analysis in the following ways: 1) reduces the amount of gross payments received (which is calculated when the payment rate is applied to the now diminishing consumer receivable balance), and 2) reduces the amount of gross billed yield (and cash collections thereon), as the estimated gross billed yield is based on a now diminished outstanding receivables balance. Offsetting these negative impacts are the following positive impacts: 1) reduces the paydown period for the outstanding consumer receivable (thus increasing the present value associated with cash flows) as customer payments (albeit at reduced total dollar amounts) are no longer reduced by subsequent purchases, and 2) reduces expected servicing costs as the outstanding consumer receivable starts to decline at an accelerated rate.

Given the revolving nature of our general purpose credit cards, the application of cash payments to the ending balance, even with a reduction in gross payment dollars, as noted above, results in a slight increase in the assessed fair value of the asset when compared to our prior fair value methodology. This increase in fair value is a result of the expected timing of cash flows, which are greatly accelerated and more in line with the behavior associated with an installment lending product. While it seems counterintuitive that the fair value would go up by removing subsequent purchases, thus indicating that the fair value ascribed to subsequent purchases and payments would be less than zero, this is the result of converting a revolving credit receivable to an installment loan while continuing to apply historical performance metrics when calculating expected cash flows. In particular, historical payment rates and charge off rates of a revolving credit product benefit from the ongoing utility consumers have. When applying these same rates to a liquidating receivable balance it produces a more favorable return than one would expect from a typical closed installment lending product.

Private Label Credit Fair Value Model

Similar to the General Purpose Credit Card discussion above, in order to remove the impact of cash flows associated with subsequent purchases and merchant fees in our fair value model, we changed the expected purchase rate utilized in the model to indicate that no subsequent purchases would occur. By doing this, subsequent merchant fees (and associated cash flows thereon) are also removed, as merchant fees are calculated as a percentage of purchase amounts. Also, as discussed above, as our models are dynamic, a change to one input rate has multiple impacts on the cash flows generated by the model. In this case, by changing the purchase rate (to 0%), a consumer’s outstanding balance would no longer include subsequent purchase amounts and in turn would pay down similar to an installment loan. This change has reduced impact on the Private Label Credit Fair Value Model as subsequent purchases represented a much smaller component of the overall analysis. Regardless, this accelerated paydown and removal of cash associated with subsequent merchant fees negatively impacted cash flows used in our analysis in the following ways: 1) slightly reduces the amount of gross payments received (which is calculated when the payment rate is applied to the now diminishing consumer receivable balance), 2) removes all cash flows associated with merchant fees that may have been associated with subsequent purchases, and 3) reduces the amount of billed yield, and subsequent cash flows thereon, as the estimated yield is based on the diminished outstanding consumer receivables balance. Offsetting these negative impacts are the following positive impacts: 1) reduces the estimated paydown period for outstanding receivables as the recalculated cash payments are no longer reduced by subsequent purchases, and 2) reduces the expected servicing cost as the outstanding consumer receivable starts to decline at an accelerated rate. Given the lower subsequent purchases associated with Private Label credit receivables and existing consumer behavior that historically demonstrates that Private Label Credit consumer behavior is more similar to an installment loan (in terms of paydown expectations), expected charge off rates were not directly impacted (although the consumer receivable balance on which those rates are applied declined and thus total chargeoffs are reduced). These changes in our methodology result in a slight decrease in the assessed fair value of the asset when compared to our prior fair value methodology. As discussed above, the performance metrics of an installment lending product (or revolving product that typically experiences low subsequent utilization, as noted here) tend to differ from those associated with a more active revolving credit product. In this case, the acceleration of the receivable paydown was not as pronounced due to lower subsequent purchases that were in the model, however the removal of subsequent merchant fees (which directly impact cash flows) did result in a direct reduction to cash flows which in turn reduced fair value.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 005

United States Securities and Exchange Commission March 10, 2025 Page 6

Using the revised forecasting approach discussed above, we recalculated our Loans at fair value for December 31, 2023 and concluded that the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would not have been changed or influenced by the inclusion or correction of the item. As a result, we have determined that the change is not material and restatement is not necessary to properly present our December 31, 2023 results. Further, we are in the process of recalculating the fair value our Loans at fair value for the interim periods in the years ended December 31, 2024 and 2023 and, based on initial results, do not believe this will result in a material difference that would require restatement using the same materiality consideration noted above. We are in the process of finalizing these numbers, performing our analysis of materiality and documenting our conclusions. Although we do not believe restatement is required due to materiality, we will include discussion of the revised methodology within Note 2 “Significant Accounting Policies and Consolidated Financial Statement Components” to our consolidated financial statements as follows:

We revised the discounted cash flow analysis used in the calculation of our Loans at fair value to remove the impacts of cash flows related to subsequent purchases associated with consumer receivables and cash flows on related merchant fees. These changes in the calculation of our Loans at fair value did not result in a restatement of our consolidated statements of income in prior periods. Certain disclosures have been revised to conform to current year presentation.

4.

We note your response to prior comment 6 where you state that when calculating the fair value of your loans on a “with our without” subsequent purchases basis you tend to see a slight increase in the overall value of the existing portfolio when subsequent purchases are excluded, assuming no other changes in assumptions. In light of our comment above where we state that we do not believe the inclusion of expected subsequent purchases (and future merchant fees) is consistent with the guidance in ASC 820 and ASC 825, please explain in more detail how you intend to calculate the impact of excluding subsequent purchases from your revised fair value measurement. For example, please clarify if your new methodology would result in the revision of other assumptions when subsequent purchases are excluded, such as the assumptions related to payment behavior, credit losses, etc. To the extent you believe that no assumptions need to be changed, please explain why and provide support for your conclusion.

Company Response:

See response to Comment 3 above. Further, to show the impact of the differences between our legacy fair value model and our revised fair value model, we have included the cash flows (or net cash flows in the case of our prior model which used consumer payments to offset subsequent purchases) recognized under each fair value model (aggregated by year). As can be seen below, there is a significant acceleration in the receipt of cash flows using the revised fair value model, positively impacting our General Purpose Credit Card receivable valuation. The impact on our Private label Credit receivables, for which subsequent purchases do not constitute a meaningful amount, resulted in a slightly negative impact on valuation.

[*****]1

[*****] One table omitted and provided under separate cover to the Staff pursuant to Rule 83.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 006

United States Securities and Exchange Commission March 10, 2025 Page 7

Form 10-Q for the Quarter Ended September 30, 2024

General Purpose Credit Cards, page 26

5.

We note your response to comment 2 in your letter dated February 6, 2025 where you have proposed to revise your disclosure to clarify that under your agreements with bank partners, you are required to purchase private label credit receivables for amounts that may be in excess of fair value, in which case you would record a negative fair value on acquisition of the private label receivable. In your response, you also provide the accounting entries for the acquisition of a private label credit receivable. As it relates to your general purchase credit card receivables, we note you charge an annual fee ranging from $0-$175 and you recognize annual fees as income when they are charged to the customers’ account which appears to be when the credit card account is opened and potentially prior to any consumer purchases. We also note you charge monthly maintenance fees ranging from $0-$15 which are recognized as income when charged. Please address the following regarding your general purchase credit card receivables:

●	Clarify for us whether the interest rates charged are market rates in all circumstances. In this regard, we note your disclosure that annual percentage rates range from 19.99% to 36%.

●

Clarify how the annual fee and monthly maintenance fees impact the initial fair value measurement related to the purchase of a general purchase credit card receivable related to a consumer purchase and clarify if a negative fair value is initially recognized.

●

Provide us an illustrative example, with supporting commentary, of the accounting entries related to the typical transactions related to a general purpose credit card account to allow us to better understand the fair value measurements, the items recognized on your balance sheet and the resulting impact on your income statement. Please include all typical transactions including the assessment of an annual fee, the purchase of a receivable from the bank partner related to a consumer purchase, the assessment of monthly maintenance fees, etc.

Company Response:

For general purpose credit cards, our bank partners solicit consumers and provide them offers that are specifically priced to match their credit risk profile and provide adequate returns on any invested capital. As a result, a consumer with a higher risk profile (and presumably lower credit score) receives an offer with an APR and/or fee structure at the upper end of the disclosed range (a higher APR and/or fee structure), while a consumer with a lower risk profile (and presumably higher credit score) receives an offer at the lower end of the disclosed range (a lower APR and/or fee structure). As a result of this underwriting approach, credit products are closely matched to the underlying consumer’s risk profile and on the date of acquisition (customer acceptance of terms and first purchase or fee assessment) the accepted credit terms reflect market value.

For a new consumer, annual or monthly maintenance fees may be billed upon acceptance of the credit terms by the consumer. If a consumer does not transact (make a purchase or a payment) within a specified time period, the account would be closed with the fee reversed. If the consumer does transact, the fee remains and becomes part of the overall receivable balance owed by a consumer. Our fair value models include the historical performance data of consumers. These historical models include both of the above scenarios as well as other historical consumer behavior. This historical behavior guides the expected cash flows associated with the receivable and, when the cash flows are discounted, constitutes our assessed fair value. Since our receivables are valued at the pool level and not the individual consumer level, the fair value of Day one fees associated with a new consumer are combined with potential upside or downside valuations of other consumers that may have purchases, payments, delinquencies, etc. This aggregation then produces an overall mark on our pool of receivables. Viewed in isolation, a consumer receivable has a Day one fair value equal to the gross receivable balance on Day one (effectively no fair value mark offsetting the receivable) whether that balance was comprised of a fee or a principal purchase, as the consumer has not exhibited behavior to indicate a more favorable or less favorable assessment should apply. However, when aggregated with the rest of the receivables in the pool, the Day one receivable is assigned the weighted fair value of the pool, which, for our General Purpose Credit Card receivables is currently in excess of the face value of the receivables. As a result, we do not have a negative fair value associated with our Day one acquisition of fees or principal receivables associated with our general purpose credit card receivables.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 007

United States Securities and Exchange Commission March 10, 2025 Page 8

The following table illustrates the accounting entries associated with a single consumer in our general purpose credit card receivables. In the below example, the consumer accepts our bank partner’s credit terms (assumed $100 annual fee, 19% APR) and is issued a credit card.

General Purpose Credit Card Consumer in a typical month

Balance Sheet

Dr. Loans at fair value	$100		Balance Sheet

Cr. Fees and related income on consumer accounts		$100	Income Statement

- To record a $100 annual fee

Dr. Loans at fair value	$50		Balance Sheet

Cr. Cash paid to bank partner		$50	Balance Sheet

- To record a $50 purchase of a consumer receivable from our bank partner

Dr. Loans at fair value	$2		Balance Sheet

Cr. Consumer loans, including past due fees		$2	Income Statement
- To record finance charges on a consumer account (assumed 19% APR on gross balance for one month)

- (($100+$50)*19%)/12 months

Dr. Cash	$15		Balance Sheet

Cr. Loans at fair value		$15	Balance Sheet

- To record a consumer payment (assumed 10% monthly payment rate)

- ($100+50+1)*10%

Dr. Loans at fair value	$7		Balance Sheet

Cr. Changes in loans at fair value		$7	Income Statement
- To record fair value at an assumed 105% of the gross amount of the receivable at the end of a measurement period

- ($100+$50+$1-$15)*5%
Income Statement at period end

Consumer loans, including past due fees	$2

Fees and related income on consumer accounts	$100

Total Revenue	$102

Changes in fair value of loans	$7

Net margin	$109

Balance Sheet at period end

Loans at fair value	$144

As is shown in the above example, the consumer may have several transactions that impact the account during the month and the month end balance is then assessed for fair valued based on the aggregate fair value of the corresponding pool. As mentioned above, while the amounts used in the example above are purely illustrative, our credit card receivables, in the aggregate, are valued in excess of the gross balance of the receivable and, as such, do not incur a negative fair value upon acquisition.

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 008

United States Securities and Exchange Commission March 10, 2025 Page 9

In future filings, we will modify our disclosure to include the following within our discussion of Management’s Discussion and Analysis of Financial Condition and Results of Operations – Overview:

General Purpose Credit Cards

We work closely with our bank partners to assist them in creating general purpose credit card offers. These offers have varying lines of credit ranging from $350 to $3,000, annual percentage rates (“APRs”) ranging from 19.99% to 36%, annual fees ranging from $0 to $175 and monthly maintenance fees ranging from $0 to $15. Working collaboratively with our bank partners, each offer our bank partners extend to a consumer is tailored based on the consumer’s individual risk profile. These offers include finance and fee structures designed to provide us with an adequate return on invested capital upon acquisition of any associated receivable. As a result, at the time an offer is extended to a consumer, the offer reflects market value and, when combined with other pooled receivables that have similar characteristics, would result in earnings associated with any upfront fees (such as annual or monthly maintenance fees) on the date of acquisition, net of any fair value assessment that may value the receivables at less than the gross amount of the receivable.

Our agreements with our bank partners obligate them to sell and for us to acquire the receivables associated with underlying purchases and subsequent fee and finance billings. We acquire these receivables for the principal amount of any related purchase less any up-front or third-party fees associated with the receivables which best reflects the receivables fair value at the time of acquisition with no gain or loss recognized beyond those described above. As discussed above, our bank partners continue to provide ongoing account management and oversight for both our Private label credit and General purpose credit card receivables, for which we compensate the bank partners monthly.

*  *  *  *  *

The Company appreciates the assistance the Staff has provided with its comments. If you have any questions, please do not hesitate to call me at (404) 885-3310.

Sincerely,
/s/ Paul Davis Fancher
Paul Davis Fancher

cc:	William R. McCamey (Atlanticus Holdings Corporation) Mitchell C. Saunders (Atlanticus Holdings Corporation)

Confidential Treatment Requested by Atlanticus Holdings Corporation
AHC - 009